INVEST IN OTHERWEB

AI for a healthier internet

PITCH VIDEO   INVESTOR PANEL



otherweb.com   Austin Texas   in

OVERVIEW   UPDATES 19   WHAT PEOPLE SAY 369   ASK A QUESTION 34   FAQ

Highlights

① We are a Public Benefit Corporation: developing cutting-edge AI to fix the information ecosystem

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INVESTMENT TERMS ⌄

$0.8 USD Per Share   **Priced round**

Bonus shares: $2,5k, $5k, $10k, $25k

LEAD INVESTOR ⌄

Genevieve Du Lac
I'm excited by this huge opportunity to

2. Driven by a community of 1.19M active users

3. Growing 2169x in 7.5 months[1]

4. Disrupting a $565B/year industry[2]

5. Riding a $15.7 trillion wave of AI innovation[3]



Our Team



Alex Fink

Executive



Artur Spatari

Backend



Sergey Kuznetsov

Backend







Jurij Smrke, PhD

Backend

Alexandru Burlacu

AI/ML

Omotoso Abdulmatin

AI/ML

SHOW MORE

Why Otherweb?

The information ecosystem is **fundamentally broken**

All the critical problems facing the world right now depend on our ability to fix it.

We are all bombarded with superficial, trivial, and often false information, because it generates clicks and views and helps the person who writes it get more ad revenue.

The result is that many people have the illusion of knowledge, while in reality, their head is often filled with misinformation, clickbait, and sometimes - just random junk.

The Otherweb provides a unique solution to this problem —A walled-garden of pristine information where all the junk has been filtered out, and users have

complete control over what appears in their feeds and in what order.


COMMENTARY
Philadelphia Eagles vs. San Francisco 49ers is a matchup of the NFL's top offense vs. its top defense
CATEGORIES
The world is one step closer to making a business out of vacuuming carbon dioxide from the sky
Variable temperature thresholds of melt pond formation on Antarctic ice shelves
Tornado Alley is creeping into new territory
Worst impacts of sea level rise will hit earlier than expected

How is the Otherweb different?

We've developed a suite of AI models that can detect various forms of junk and filter it out. For everything that isn't obviously junk, we created a nutrition label that lets people decide whether or not this content fits their preferences.

And with this new toolkit, we created a new kind of platform that aggregates news, podcasts, research studies and many other sources of information in one place.

A place that doesn't have paywalls, clickbait, autoplaying videos, or any other form of digital junk.



To try it out for yourself follow the links at the bottom of the page.

You don't have to use the product to invest, but we highly recommend that you try it out. We want our investors to be our users, and our users to be our investors!

Phenomenal traction

We launched the Otherweb as a web app on August 1st.

We then launched Android and iOS apps on November 7th, and so far **we've gathered 1,193,287 MAU** (monthly active users) across all platforms.



MONTHLY ACTIVE USERS
(NOV7-JUN26 SAMPLED WEEKLY ON MONDAYS)

We are growing at an exponential rate because users are sick and tired of being bombarded with junk and, in the Otherweb, they find a safe haven where they are insulated from the noise of the broader internet.

Positioned for **rapid growth**

We grew 2169x since launch in November, i.e. doubling roughly every 2.5 weeks

This is not an accident. A large percentage of our new users arrive from social media and direct referrals from existing users, making our growth viral and sustainable because.. **people love us!**



Leading experts say we are the future



"One of the companies I'm most excited about today is Otherweb, which envisions a web of credible news, free of manipulation and clickbait.

It's an approach that convincingly demonstrates that another web is possible and that interested users can start now, rather than waiting for structural

Prof. Ethan Zuckerman

- Director of the Digital Public Infrastructure Initiative @ UMass Amherst

- Fmr. Director of the Center for Civic Media @ MIT Media Lab changes that may take years. **"**



Chris More

- VP Growth @ Brave

- Fmr. Head of Growth @ Mozilla

" Everywhere you turn it's just fake news and misinformation, and most people are just really tired of that.

Otherweb is the solution to that problem. You can read the news without all the mess. **"**

We are a "Whole Foods" for information

Google, Facebook, Youtube, Instagram, Tiktok, Twitter and others have turned the web into a Walmart of information - where the trashiest items with the loudest promotion get the best shelf-space. Spam isn't just in our emails - it's in our search engines, our social media feeds, our news websites and our heads.

It's everywhere.



Users are hungry for a healthy option. They want to be in a place where items are ranked based on quality and not based on clicks and views.



We are not *creating* this desire for long-term health in users - they already have it. Most users want something better.

We want the future to be shaped by YOU

We chose to incorporate as a public benefit corporation, and we are designing our business so that anyone can be a part of it.



We want our users to be in control of their feeds, and we want our community to be in control of the algorithms that control the feeds, too.

This is why we are courting retail investors like you, instead of venture capitalists.

We will use your investment to:

- Index more content from all around the web
- Train our machine-learning models on larger datasets
- Increase the accuracy of our models and run inference in real-time
- Hire the best engineers and designers to build a best-in-class product

And we will work tirelessly, day and night, to maximize your return on investment while pursuing the broader mission and benefitting society at the same time.

The challenge of **our** lifetime

In 1998, **when the world had 60 million web pages**, the biggest problem was "how do we find relevant stuff"?

Google solved this problem amazingly well.

This is why $1000 invested in Google in 1998 would be $77,510,183 today - they solved the right problem, at the right time, and their solution worked!

Today, **in a world that has 2 trillion web pages**, the biggest problem facing users is completely different. It's not finding that we need to solve for. It's filtering.

How do we filter the junk out?
Whoever solves this problem will heal the world.. and become the next Google.

Do you want to join us and craft the future of the internet together?

Click here to invest

P.S. Links to check out:

- **The Otherweb**
- **The Othernews newsletter**



Invest in AI for a junk-free internet.



[1] Calculated by dividing the current number of monthly active users by the number of monthly active users we have when the apps launched to the public on ProductHunt, Nov 7th, 2022.

[2] Calculated by adding the market size for social media advertising and the market size for search advertising - using data for 2023 from https://www.statista.com/outlook/dmo/digital-advertising/social-media-advertising/worldwide and https://www.statista.com/outlook/dmo/digital-advertising/search-advertising/worldwide

[3] According to PwC's "Sizing The Prize": https://www.pwc.com/gx/en/issues/data-and-analytics/publications/artificial-intelligence-study.html